UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒                                 Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐                                 Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number 0-22532

ULTIMATE ELECTRONICS
SAVINGS AND PROFIT SHARING PLAN

(FORMERLY KNOWN AS ULTIMATE ELECTRONICS
401(k) RETIREMENT SAVINGS PLAN)

(Full title of plan and the address of the plan, if different from that of the issuer named below)

ULTIMATE ELECTRONICS, INC.

321 West 84th Avenue, Suite A
Thornton, Colorado 80260

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Ultimate Electronics Savings and Profit Sharing Plan
(formerly known as Ultimate Electronics 401(k)
Retirement Savings Plan)

Audited Financial Statements
and Schedule

Year ended December 31, 2002

i

Report of Independent Auditors

Ultimate Electronics, Inc.,
as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of Ultimate Electronics Savings and Profit Sharing Plan (formerly known as Ultimate Electronics 401(k) Retirement Savings Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 11, 2003

Ultimate Electronics Savings and Profit Sharing Plan
(formerly known as Ultimate Electronics 401(k)
Retirement Savings Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets:
Cash	$11,001,355	$—
Investments, at fair value:
Mutual funds	—	12,515,225
Ultimate Electronics, Inc. common stock	2,051,866	3,880,244
Loans to participants	1,048,932	1,196,021
	3,100,798	17,591,490
Receivables:
Employer contributions	12,384	32,645
Employee contributions	164,090	175,933
Other receivables	10,658	—
	187,132	208,578

Net assets available for benefits	$14,289,285	$17,800,068

See accompanying notes.

Ultimate Electronics Savings and Profit Sharing Plan
(formerly known as Ultimate Electronics 401(k)
Retirement Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions (Deductions):
Contributions:
Employer	$298,684
Employee	1,847,066
Rollovers	135,740
2,281,490
Investment income (loss):
Net depreciation in fair value of investments	(4,529,883)
Interest and dividends	179,024
(4,350,859)

Benefits paid to participants	(1,441,414)

Net decrease	(3,510,783)
Net assets available for benefits:
Beginning of year	17,800,068
End of year	$14,289,285

See accompanying notes

Ultimate Electronics Savings and Profit Sharing Plan
(formerly known as Ultimate Electronics 401(k)
Retirement Savings Plan)

Notes to Financial Statements

December 31, 2002

1.                                      Description of the Plan

The following description of the Ultimate Electronics Savings and Profit Sharing Plan (formerly known as the Ultimate Electronics 401(k) Retirement Savings Plan) (the “Plan”), provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  Copies of the Plan document are available from the plan administrator.

General

The Plan is a defined contribution plan for the benefit of eligible employees of Ultimate Electronics, Inc. (the “Company” or the "Plan Adminstrator").  The Plan was originally adopted effective January 1, 1988 and has been subsequently amended and restated.  These Notes to the Financial Statements, except Note 7, reflect the provisions of the Plan as of December 31, 2002.

An eligible employee who is at least 18 years old and has completed at least one month of service may make deferral contributions to the Plan beginning on his or her entry date.  An employee who is at least 21 years old and has completed at least 1,000 hours of service during the one-year period beginning on his or her date of hire is eligible to receive Company matching contributions, if any, beginning on his or her entry date.  An employee’s entry date is the first day of the month coincident with or next following the date he or she satisfies the eligibility requirements to participate in that portion of the Plan.

Administration

The Company established a trust on behalf of the Plan at U.S. Bank, National Association (“U.S. Bank”), effective July 1998 to which contributions are made, from which benefit disbursements are paid, and in which investments are maintained.  As of December 31, 2002, U.S. Bank was the trustee, and the Company was the Plan Administrator.

Contributions and Vesting

Under the provisions of the Plan, beginning January 1, 2002, a participating employee may elect to defer from a minimum of 1% to a maximum of 50% of his or her eligible compensation, subject to certain limitations imposed by the Internal Revenue Code (the “Code”) (not to exceed $11,000 in 2002), and have such deferred amount contributed to the Plan on his or her behalf.  The participant may direct the investment of his or her deferrals in a variety of investment options offered by the Plan.  The balance in each participant’s salary deferral account is fully vested at all times and is not subject to forfeiture for any reason.

The Company determines the amount of its discretionary matching contribution to the Plan, if any, annually.  A participant who is employed by the Company on the last day of the calendar year and performed at least 1,000 hours of service during the calendar year is eligible to receive a matching contribution.  In 2002, the Company made a matching contribution to each eligible employee’s account equal to the lesser of 25% of the employee’s deferral contributions or 1.5% of his or her eligible compensation.  Vesting in matching contributions and the earnings thereon is based on years of service.  A participant is 100% vested after five years of service (vesting 20% per calendar year after the first calendar year of service) or upon death or disability.  When a participant terminates employment with the Company, nonvested amounts are forfeited and applied to restore forfeitures of rehired participants, reduce matching contributions and pay Plan expenses.

Payment of Benefits

Upon retirement at age 59½, disability, death or termination of employment, the vested portion of the participant’s account is available to the participant or, in the case of death, the participant’s designated beneficiaries.  Additionally, a participant may request a hardship withdrawal of his or her deferral and rollover contributions only if certain criteria defined in the Plan are met.  Payout options for benefit distributions include lump-sum and installments.

Participant Loans

A participant may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her vested interest in the Plan.  Such loans bear interest at the prime rate plus 1% and are secured by the participant’s nonforfeitable interest in the Plan.  Loans must be repaid within five years.

Administrative Expenses

Expenses of administering the Plan are paid by the Company. For the year ended December 31, 2002, administrative expenses were approximately $13,803.

2.                                      Significant Accounting Policies

Basis of Accounting

The Plan’s accounting records are maintained on an accrual basis.

Investment Valuation and Income Recognition

The fair value of mutual funds is based on quoted redemption values.  The fair value of common stock is based on quoted market prices.  The fair value of loans to participants approximates carrying value.  Each of these is valued on the last business day of the year.

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date.  Purchases and sales are recorded on a trade date basis.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.                                      Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated December 12, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in substantial compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.                                      Cash and Investments

Pursuant to the trustee-to-trustee transfer between U.S. Bank and Putnam Fiduciary Trust Company (“Putnam”) (see Note 7), all of the Plan’s mutual fund assets were liquidated to cash on December 31, 2002.  On January 2, 2003, the cash balance was invested into mutual funds at Putnam, and the Ultimate Electronics, Inc. common stock and loans to participants were transferred in-kind from U.S. Bank to Putnam.

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Mutual funds:
First American Balanced Fund	$—	$1,082,242
Fidelity Equity Income Fund	—	2,542,887
Fidelity Equity Growth Fund	—	4,386,965
Janus Fund	—	1,308,409
First American Stable Value Fund	—	1,661,389
Common stock:
Ultimate Electronics, Inc. common stock	2,051,866	3,880,244

During 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Mutual funds	$(2,380,226)
Ultimate Electronics, Inc. common stock	(2,149,657)
$(4,529,883)

5.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the net assets of the Plan are to be distributed to participants based upon the redemption value of their individual accounts as of the termination date.  All Plan participants become fully vested in the employer’s contributions upon Plan termination.

6.                                      Risks and Uncertainties

The Plan provides for various investments in mutual funds and common stock of the Company.  Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks.  The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.                                      Subsequent Event

The Plan was amended and restated effective January 2, 2003, to adopt the Putnam Fiduciary Trust Company Prototype Defined Contribution Plan, Basic Plan document #01.  Coincident with the amendment and restatement of the Plan, a trustee-to-trustee transfer of the Plan assets was made from U.S. Bank to Putnam, and Putnam replaced U.S. Bank as the trustee.  The following is a summary of the significant changes to the Plan provisions resulting from the amended and restated plan document:

a.                                       An employee hired on or after January 2, 2003, must be at least 21 years old and perform at least 250 hours of service during the three month period beginning on his or her date of hire to be eligible to make deferral contributions to the Plan.

b.                                      Upon fulfilling the eligibility requirements of the Plan, an employee automatically becomes a Plan participant and is deemed to have elected to defer 3% of his or her compensation, unless he or she affirmatively elects to defer a different percentage.

c.                                       A participant who is at least 21 years old and has completed at least one calendar year of service for the Company is eligible to receive discretionary matching contributions regardless of whether he or she performs at least 1,000 hours of service during the calendar year and is employed on the last day of the year.  A participant will continue to be 100% vested in his or her matching contributions after five years of service (vesting 20% per calendar year after the first calendar year of service).  Also, hardship withdrawals of matching contributions will continue to be prohibited.

d.                                      In addition to discretionary matching contributions, the Company may make discretionary profit sharing contributions.  An employee is eligible to receive profit sharing contributions if he or she is at least 21 years old, has completed one calendar year of service and is both employed by the Company on the last day of the calendar year and has completed at least 1,000 hours of service during the calendar year.  Any profit sharing contributions will be allocated among eligible participants in proportion to eligible compensation for the Plan year.  A participant is 100% vested in employer regular profit sharing contributions after five years of service (vesting 20% per calendar year after the first calendar year of service) or upon death or disability.  Hardship withdrawals of profit sharing contributions are not allowed.

Ultimate Electronics Savings and Profit Sharing Plan
(formerly known as Ultimate Electronics 401(k)
Retirement Savings Plan)

Employer ID# 84-0585211, Plan 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer/Description	Shares	Cost	Current Value

Ultimate Electronics, Inc. common stock*	202,154	$2,811,968	$2,051,866
Loans to participants*	—	—	1,048,932
			$3,100,798

* Denotes investment with a party-in-interest to the Plan.

Note — Pursuant to the trustee-to-trustee transfer between U.S. Bank and Putnam Fiduciary Trust Company (“Putnam”) (see Note 7), all of the Plan’s mutual fund assets were liquidated to cash on December 31, 2002.  On January 2, 2003, the cash balance was invested into mutual funds at Putnam, and the Ultimate Electronics, Inc. common stock and loans to participants were transferred in-kind from U.S. Bank to Putnam.

Exhibits

Exhibit Number	Document Description

23.1	Consent of Independent Auditors

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ULTIMATE ELECTRONICS SAVINGS AND PROFIT SHARING PLAN

Date: July 11, 2003	/s/ Alan E. Kessock
Alan E. Kessock
Senior Vice President Finance and Administration, Chief Financial Officer, Treasurer and Secretary, on behalf of Ultimate Electronics, Inc., Plan Administrator